Exhibit VI

DIRECTORS AND OFFICERS OF CGT9

CARSO GLOBAL TELECOM, S.A. de C.V.

Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position	Principal Occupation
Directors
Carlos Slim Helu (Director and Chairman of the Board)	Chairman of the Board of Telefonos de Mexico and Carso Global Telecom

Jaime Chico Pardo (Director and Vice Chairman of the Board)	President of Telefonos de Mexico

Claudio X. Gonzalez Laporte (Director)	Chairman of the Board of Kimberly Clark de Mexico

Jose Kuri Harfush (Director)	President of Productos Dorel

Juan Antonio Perez Simon (Director)	Vice-Chairman of Telefonos de Mexico

Carlos Slim Domit (Director)	Chairman of Grupo Carso and President of Sanborns

Executive Officers
Alejandro Escoto Cano (Chief Financial Officer)	Chief Financial Officer of Carso Global Telecom

[9]	Based on the Slim 13D.